Filed pursuant to Rule 424(b)(3)

File Number: 333-146121

PROSPECTUS

PARKE BANCORP, INC.

559,379 Shares of Common Stock

Parke Bancorp, Inc. is offering up to 559,379 shares of common stock on an ongoing basis upon exercise of our outstanding common stock purchase warrants, expiring December 31, 2008, to current holders of those outstanding warrants. This prospectus is being provided only to current holders of those outstanding warrants.

The exercise price of the warrants is $5.75 per share, as adjusted for a 10% stock dividend in 2003, a 20% stock dividend in 2004 and in 2006, and a 10% stock dividend in 2007.

We are the bank holding company of Parke Bank, a New Jersey chartered commercial bank. Our principal offices are located at 601 Delsea Drive, Washington Township, New Jersey 08080.

The warrants were issued by Parke Bank in a public offering exempt from the registration requirements of the Securities Act of 1933, as amended, prior to its reorganization into the holding company form of ownership which was completed in 2005.

Our common stock is quoted on The Nasdaq Capital Market under the symbol “PKBK.”

The net proceeds will depend upon the number of warrants actually exercised and cannot be determined at this time. Should all of the warrants be exercised, the aggregate net proceeds will be approximately $3.2 million.

This investment involves a degree of risk, including the possible loss of your entire investment. Please read the “Risk Factors” beginning on page 1 of this prospectus before purchasing our shares.

We are not a bank and the shares are not bank deposits or similar obligations and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission nor any other federal agency or state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus is October 2, 2007

Table of Contents

Page

Summary	ii
Risk Factors	1
Forward Looking Statements	4
Use of Proceeds	4
Determination of Offering Price	4
Plan of Distribution	4
Description of Warrants	5
Description of Common Stock	5
Where You Can Find Additional Information	6
Information Incorporated By Reference	6
Legal Matters	7
Experts	7

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You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are not making offers to sell the securities covered by this prospectus or soliciting an offer to buy the securities covered by this prospectus in any jurisdiction where such an offer or sale is not permitted or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such an offer or solicitation. The information contained in this prospectus is correct only as of the date on the front cover of this prospectus. You should not assume that the information contained in this prospectus is accurate as of any other date.

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SUMMARY

This Summary only highlights the more detailed information appearing elsewhere in this prospectus or incorporated by reference herein. As this is a summary, it may not contain all information that is important to you.

Our Company

We are a bank holding company incorporated under the laws of the State of New Jersey in January 2005 for the sole purpose of becoming the holding company of the Bank. The Company commenced operations on June 1, 2005, upon completion of the reorganization of the Bank into the holding company form of organization following approval of the reorganization by shareholders of the Bank at its 2005 Annual Meeting of Shareholders. The Company’s business and operations primarily consist of its ownership of the Bank.

The Bank is a commercial bank, which commenced operations on January 28, 1999. The Bank is chartered by the New Jersey Department of Banking and its deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”). Parke Bancorp and the Bank maintain their principal offices at 601 Delsea Drive, Washington Township, New Jersey. The Bank also conducts business through offices in Northfield and Washington Township, New Jersey, and in Philadelphia, Pennsylvania. In addition, the Bank also has a Loan Production Office in Millville, New Jersey, maintained exclusively for loan production. The Bank is a full service bank, with an emphasis on providing personal and business financial services to individuals and small to mid-sized businesses in Gloucester, Atlantic and Cape May Counties in New Jersey and the Philadelphia area in Pennsylvania. At June 30, 2007, the Company had total assets of $420.8 million, loans of $372.4 million, deposits of $341.8 million and shareholders’ equity of $33.6 million.

Securities to be Offered

We are registering the shares of our common stock, par value $0.10 per share, that may be purchased pursuant to the exercise of outstanding warrants to purchase our stock. These warrants were originally issued in 1999 in connection with the Bank’s formation in a transaction that was exempt from the registration requirements under the Securities Act of 1933, as amended. The shares underlying the outstanding warrants were registered under the Securities Act in connection with the holding company reorganization but such registration statement has since expired. The registration statement of which this prospectus forms a part relates to the shares underlying the 559,379 warrants that remain outstanding.

Market for the Common Stock

Our common stock is traded on the Nasdaq Capital Market under the symbol “PKBK.”

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RISK FACTORS

You should consider these risk factors, in addition to the other information in this prospectus, before deciding whether to make an investment in this stock.

Company Risks

A significant amount of the Bank’s business is concentrated in real estate development and construction lending.

At June 30, 2007, approximately 25.0% of our loans are commercial and residential real estate development and construction loans, which are secured by the real estate under development. Construction lending involves extensive risks. In addition to the risk that the market values of the real estate securing these loans may deteriorate, these loans are also subject to the development risks that the projects will not be completed in a timely manner or according to original specifications. Real estate development and construction projects that are not completed in a timely manner or according to original specifications are generally less marketable than projects that are fully developed, and the loans underlying such projects may be subject to greater losses in the event that the real estate collateral becomes the source of repayment. Construction projects are commonly underwritten based upon projections, such as the sales of homes or future leasing of commercial spaces, and substantial deviations from such projections can occur. Construction lending is also labor intensive for the Bank, requiring Bank employees to expend substantial time and resources in monitoring and servicing each construction loan to completion. In addition, a construction loan that is in default can create problems for the Bank, such as designating replacement builders for a project, considering alternate users for the project and site and handling any structural or environmental issues that might arise. Such problems and the risks inherent in construction lending may have a material adverse effect on the our earnings and overall financial condition.

Most of the Bank’s loans are secured, in whole or in part, with real estate collateral.

In addition to the financial strength and cash flow characteristics of the borrower in each case, the Bank often secures its loans with real estate collateral. At June 30, 2007, approximately 96% of the Bank’s loans had real estate as a primary, secondary or tertiary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower, but such collateral may deteriorate in value during the time the credit is extended. If we are required to liquidate the collateral securing a loan during a period of reduced real estate values to satisfy the debt, our earnings and capital could be adversely affected.

Some of the Bank’s assets are classified as non-performing assets that may lose further value.

The Bank has non-performing assets, which at this time only include non-accruing loans. At June 30, 2007, the Bank’s non-performing loans were 1.14% of outstanding net loans. There is a possibility that the Bank’s earnings could be reduced in the event that the eventual values of these non-performing assets are or become less than the values that we have assigned to them.

The Bank may experience loan losses in excess of its allowance.

The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. The Bank’s management maintains an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectability is considered questionable. If the Bank’s management’s assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future losses, or if the bank regulatory authorities require the Bank to increase the allowance for loan losses as a part of their examination process, the Bank’s earnings and capital could be significantly and adversely affected.

As of June 30, 2007, the allowance for loan losses was approximately $5.2 million, which represented 1.40% of outstanding net loans. At such date, we had non-accruing loans totaling $4.3 million. The Bank actively manages its non-accruing loans in an effort to minimize credit losses. Although the Bank’s management believes that its allowance for loan losses is adequate, there can be no assurance that the allowance will prove sufficient to cover future loan losses. Further, although the Bank’s management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the Bank’s non-performing or performing loans. Material additions to the Bank’s allowance for loan losses would result in a decrease in the Bank’s net income and capital, and could have a material adverse effect on our financial condition and results of operations.

Changes in interest rates affect our profitability and assets.

We derive our income mainly from the difference, or “spread,” between the interest earned by the Bank on loans, securities and other interest-earning assets, and the interest paid by the Bank on deposits, borrowings and other interest-bearing liabilities. If more interest-earning assets than interest-bearing liabilities re-price or mature during a time when interest rates are declining, then our net interest income may be reduced. If more interest-bearing liabilities than interest-earning assets re-price or mature during a time when interest rates are rising, then our net interest income may be reduced. At June 30, 2007, the Bank’s total interest-bearing liabilities maturing or re-pricing within one year exceeded interest-earning assets maturing or re-pricing during the same time period by $10.0 million. As a result, the cost on its interest-bearing liabilities should adjust to changes in interest rates at a faster rate than the yield of its interest-earning assets, and its net interest income may be reduced when interest rates increase significantly for this period of time.

The Bank is dependent on certain key personnel.

The success of the Bank depends, to a great extent, upon the services of Vito S. Pantilione, the Bank’s President and Chief Executive Officer, Robert A. Kuehl, the Bank’s Senior Vice President and Chief Financial Officer, David O. Middlebrook, the Bank’s Senior Vice President and Senior Loan Officer, and Elizabeth A. Milavsky, the Bank’s Senior Vice President of Retail Operations, Human Resources and Compliance. The Bank has been able to retain the services of Mr. Pantilione since its inception and of Mr. Middlebrook since he joined the Bank in 1999. The Bank has needed, from time to time, to recruit personnel to fill vacant positions for experienced lending and credit administration officers. There can be no assurance that the Bank will continue to be successful in recruiting and retaining the necessary personnel for the Bank’s lending, operations, accounting and administrative functions. The Bank’s inability to hire or retain key personnel could have a material adverse effect on our results of operations.

Industry Risks

We operate in a highly regulated environment, and we may be adversely affected by changes in laws and regulations.

Parke Bank, our wholly-owned banking subsidiary, is subject to extensive regulation, supervision and examination by the New Jersey Department of Banking and Insurance, its chartering authority, and by the FDIC, its primary federal regulator. As a bank holding company, we are subject to regulation by the Federal Reserve Board. This regulation and oversight is intended primarily for the protection of the depositors of the Bank and not for our shareholders. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in this regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

The Bank operates in a competitive market.

The Bank operates in a competitive environment, competing for deposits and loans with commercial banks, savings associations and other financial entities. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market and mutual funds and other investment alternatives.

Competition for loans comes primarily from other commercial banks, savings associations, mortgage banking firms, credit unions and other financial intermediaries. Many of the financial intermediaries operating in our market area offer certain services, such as trust investment and international banking services, which the Bank does not offer. In addition, banks with a larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the needs of larger customers. Finally, the Bank’s continued growth and profitability will depend upon its ability to attract and retain skilled managerial, marketing and technical personnel. Competition for qualified personnel in the banking industry is intense, and there can be no assurance that the Bank will be successful in attracting and retaining such personnel.

Risks Related to Our Common Stock

The amount of common stock we control, our certificate of incorporation and bylaws, and state and federal statutory provisions could discourage hostile acquisitions of control.

Our board of directors and executive officers beneficially own approximately 49.4% of our common stock in the aggregate (including shares they have the right to acquire beneficial ownership of within 60 days following the date of this prospectus). This inside ownership together with provisions in our certificate of incorporation and bylaws may have the effect of discouraging attempts to acquire us, pursue a proxy contest for control, assume control by a holder of a large block of common stock and remove our management, all of which certain stockholders might think are in their best interests. These provisions include, among other things:

•	staggered terms of the members of the board of directors;
•	the absence of cumulative voting in the election of directors;
•	the authorization of 1,000,000 shares of serial preferred stock that could be issued without stockholder approval on terms or in circumstances that could deter a future takeover attempt;
•	a provision restricting the voting rights of shares beneficially owned in excess of 10% of the outstanding shares of common stock;
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a provision requiring a supermajority vote to approve certain business combinations with interested stockholders (stockholders beneficially owning in excess of 10% of the outstanding shares of common stock) or business combinations not approved by the board of directors; and

•

our certificate of incorporation does not opt out of New Jersey’s Shareholders Protection Act, which, by causing substantial delays before an acquirer can consummate certain business combinations (including a merger), typically either causes any takeover attempt to fail or enables a target corporation to locate a more favorable acquirer.

Our stock price may decline.

We cannot guarantee that if you exercise your warrants and purchase our shares in the offering you will be able to sell them at or above the purchase price you paid upon exercise of your warrants. The trading price of our common stock is determined by the marketplace, and is influenced by many factors, including prevailing interest rates, investor perceptions and general industry, political and economic conditions. Publicly traded stocks, including the stock of financial institutions, recently have experienced substantial market price volatility. These market fluctuations might not be related to the operating performance of particular companies whose shares are traded.

Our stock is not heavily traded.

The average daily trading volume of our shares on The Nasdaq Capital Market for the 12 months ended August 31, 2007 was 2,346 shares. Thus, our common stock is not heavily traded and can be more volatile than stock trading in an active public market. Factors such as our financial results and various factors affecting the banking industry generally may have a significant impact on the market price for our common stock. We cannot predict the extent to which an active public market will develop or be sustained in the future.

Our stock is not insured.

Investments in the shares of our common stock are not deposits and are not insured against loss by the government.

FORWARD LOOKING STATEMENTS

We may from time to time make written or oral “forward-looking statements”, including statements contained in the our filings with the Securities and Exchange Commission, in our reports to shareholders and in other communications by us, which we make in good faith.

These forward-looking statements involve risks and uncertainties, such as statements of our plans, objectives, expectations, estimates and intentions, which are subject to change based on various important factors (some of which are beyond our control). The following factors, among others, could cause our financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in these forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which the Bank conducts operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rates, market and monetary fluctuations; the timely development of and acceptance of new products and services of the Bank and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors’ products and services; the impact of changes in financial services laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes; changes in consumer spending and saving habits; and our success at managing the risks resulting from these factors. We caution you that the listed factors are not exclusive.

USE OF PROCEEDS

The net proceeds will depend upon the number of warrants actually exercised and cannot be determined at this time. Should all of the warrants be exercised, the aggregate net proceeds will be approximately $3.2 million. Net proceeds, if any, from the exercise of the warrants to purchase the shares will increase shareholders’ equity and be placed in our general treasury and used for working capital and general corporate purposes.

DETERMINATION OF OFFERING PRICE

The exercise price of the warrants is $5.75 per share, as adjusted for a 10% stock dividend in 2003, a 20% stock dividend in 2004 and 2006, and a 10% stock dividend in 2007. Although our common stock is presently traded over the counter and quoted on The Nasdaq Capital Market under the symbol “PKBK,” at the time of the original issuance of the warrants, there was no established trading market for any of our securities. In addition, the warrants were originally offered and sold together with shares of common stock. Accordingly, the exercise price of the warrants was not based upon our financial condition or results of operation but on the marketing factors we considered in connection with our original offering of the warrants.

PLAN OF DISTRIBUTION

We may issue shares of our common stock to holders of our outstanding common stock purchase warrants, expiring December 31, 2008, from time to time prior to the expiration of the warrants upon exercise of all or any portion of the warrants. Accordingly, we are deemed to be engaged in a distribution of our shares on an ongoing basis upon conversion of the outstanding warrants. A warrant may only be exercised by delivering and surrendering to us the warrant together with the purchase form attached to the warrant duly executed and accompanied by the purchase price for the shares being acquired upon exercise.

We have not entered into any underwriting agreement in connection with this distribution, and no broker, dealer or agent are entitled to receive any compensation in the form of commissions, discounts or concessions from us or any warrant holder in connection with the exercise of the warrants.

DESCRIPTION OF WARRANTS

At September 14, 2007, there were outstanding warrants to purchase 559,379 shares of our common stock at an exercise price of $5.75 per share, which shares are being registered pursuant to this offering. The warrants were issued in connection with purchases of shares of the common stock of Parke Bank in connection with its formation. The warrants may be exercised in whole or in part and all unexercised warrants expire on December 31, 2008. The number of shares that may be purchased upon the exercise of warrants will be adjusted in the event of a reclassification, recapitalization or other adjustment to the outstanding common stock.

DESCRIPTION OF COMMON STOCK

General

We are authorized to issue 10,000,000 shares of common stock, par value $0.10 per share and 1,000,000 shares of serial preferred stock, par value $0.10 per share. Each share of common stock has the same relative rights as, and will be identical in all respects with, each other share of common stock. The common stock represents non-withdrawable capital, will not be an account of insurable type and will not be insured by the Federal Deposit Insurance Corporation or any other governmental agency. The Board of Directors can, without shareholder approval, issue additional shares of common stock.

Common Stock

Distributions. We can pay dividends if, as and when declared by our Board of Directors, subject to compliance with limitations which are imposed by law. Holders of our common stock will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors out of funds legally available for distribution. If we issue preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock will possess exclusive voting rights except to the extent that preferred stock is issued in the future with full or limited voting powers. The holder of common stock will be entitled to one vote for each share held on all matters subject to shareholder vote and will not have any right to cumulate votes in the election of directors. Upon proper exercise of the warrants and payment of the exercise price, the common stock to be issued in connection with this offering will be validly issued, fully paid and non-assessable.

Liquidation Rights. In the event of our liquidation, dissolution, or winding-up, the holders of the common stock generally would be entitled to receive, after payment of all our debts and liabilities (including all debts and liabilities of Parke Bank), all of our assets available for distribution. If preferred stock is issued, the holders of the preferred stock may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights; Redemption. Because the holders of the common stock do not have any preemptive rights with respect to any shares we may issue, our Board of Directors may sell shares of capital stock, including both common and preferred stock, without first offering such shares to existing shareholders. The common stock will not be subject to any redemption provisions.

Preferred Stock

We are authorized to issue up to 1,000,000 shares of serial preferred stock and to fix and state voting powers, designations, preferences, or other special rights of preferred stock and the qualifications, limitations and restrictions of those shares as the Board of Directors may determine in its discretion. Preferred stock may be issued in distinctly designated series, may be convertible into common stock and may rank prior to the common stock as to dividends rights, liquidation preferences, or both, and may have full or limited voting rights. The issuance of preferred stock could adversely affect the voting and other rights of holders of common stock.

The authorized but unissued shares of preferred stock and the authorized but unissued and unreserved shares of common stock will be available for issuance in future mergers or acquisitions, in future public offerings or private placements. Except as otherwise required to approve the transaction in which the additional authorized shares of preferred stock would be issued, no shareholder approval generally would be required for the issuance of these shares.

Transfer Agent

Our transfer agent is Registrar and Transfer Company, Cranford, New Jersey.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement under the Securities Act of 1933 with respect to the common stock offered by this prospectus. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information contained in the registration statement. In addition, we file annual, quarterly and current reports and other information with the SEC. This information can be examined without charge at the public reference facilities of the SEC located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the SEC’s public reference rooms. This information also is available to the public from commercial document retrieval services and at the Internet site maintained by the SEC at http://www.sec.gov.

We also maintain an Internet site at http://www.parkebank.com .

INFORMATION INCORPORATED BY REFERENCE

The following documents we have filed with the SEC are incorporated by reference and made part of this prospectus:

1.	Annual Report on Form 10-K for the year ended December 31, 2006.
2.	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2007 and June 30, 2007.
3.

Current Reports on Form 8-K for the events dated January 22, 2007, March 27, 2007, April 23, 2007, April 25, 2007, June 21, 2007 and July 24, 2007 and a Current Report on Form 8-K/A for the event dated June 21, 2007.

We are also incorporating by reference additional documents that we may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended between the date of this document and the completion of the offering made by this prospectus.

We will provide without cost a copy of any or all these filings upon your request in writing to our mailing address, P.O. Box 40, Sewell, New Jersey 08080, or by calling our Chief Financial Officer at (856) 256-2500.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Malizia Spidi & Fisch, PC, Washington, D.C.

EXPERTS

The consolidated financial statements of Parke Bancorp, Inc. and its subsidiaries at December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006 have been incorporated by reference in this prospectus and the registration of which this is part have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, and are included in reliance upon the report of McGladrey & Pullen, LLP and upon their authority as experts in accounting and auditing.